Exhibit 99

MI Developments

Annual Information Form

May 18, 2004

In this Annual Information Form, unless the context otherwise requires, when we use the terms "we", "us" "our" and "MID", we are referring to MI Developments Inc. and its predecessors and subsidiaries (other than Magna Entertainment Corp. and its subsidiaries). When we use the term "MEC", we are referring to Magna Entertainment Corp. and its subsidiaries unless the context otherwise requires. When we use the terms "Real Estate Business", "our properties", "our income-producing properties", "our real estate assets" or similar expressions, we are referring to the Real Estate Business, properties and assets owned by us, but we are not including the business, real estate properties and assets of MEC and its subsidiaries, unless the context otherwise requires. When we use the term "Magna", we are referring to Magna International Inc. When we use the term the "Magna group", unless the context otherwise requires, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities. In this Annual Information Form, we refer to United States dollars as "dollars", "$", "U.S.$" or "U.S. dollars", we refer to Canadian dollars as "Cdn.$" or "Cdn. dollars", we refer to euros as "€" or "EUR" and we refer to British pounds sterling as "£" or "GBP". We publish our financial statements in U.S. dollars.

Cautionary Note Regarding Forward-Looking Statements

Some of the information contained in this Annual Information Form may contain "forward-looking statements". Forward-looking statements may include, among others, statements regarding our future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those described under "Our Real Estate Business Strategy", "Our Real Estate Business", "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" and "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition". In this Annual Information Form we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, those described under the heading "Risk Factors", and could cause actual events or results to differ materially from those projected in any forward-looking statements. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

ITEM 1.    CORPORATE STRUCTURE

Our Company

We are a real estate operating company engaged in the ownership, development, management, leasing and acquisition of income-producing industrial and commercial real estate properties (which we refer to in this Annual Information Form as the Real Estate Business). We also have other operations held through a controlling interest in Magna Entertainment Corp. ("Magna Entertainment" or "MEC"), a publicly traded company.

We are the successor corporation to four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MI Developments Inc. These companies were wholly-owned subsidiaries of Magna International Inc. ("Magna") and held Magna's real estate division and the controlling investment in MEC. All of our Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record at 5 p.m. on August 29, 2003 on the basis of one of our Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held.

Our registered head office is located at 455 Magna Drive, Aurora, Ontario and our general telephone number is (905) 713-6322.

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value. As of May 18, 2004, there were 47,612,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding.

Corporate Structure and Subsidiaries

The following is a list of our principal subsidiaries and their respective jurisdictions of incorporation. Parent/subsidiary relationships are identified by indentation. The percentages of the votes attaching to all voting securities owned by us or over which control or direction is exercised by us is also indicated. Other than MEC, none of the entities has outstanding subordinate voting or non-voting equity securities. Subsidiaries not shown individually each represent less than 10% of our total 2003 consolidated revenues and total 2003 consolidated assets and, if considered in the aggregate, represent less than 20% of our total 2003 consolidated revenues and total consolidated assets. Except as described in footnote (1), our percentage voting interest is equivalent to our economic interest in each subsidiary listed below.

	Voting Securities	Jurisdiction of Incorporation
MI Developments (America) Inc.	100%	Delaware
MI Developments de Mexico, S.A. de C.V.	100%	Mexico
MI Developments Austria AG	100%	Austria
Magna Europa Liegenschaftsverwaltung GmbH	100%	Austria
MID Liegenschaftsverwaltungs AG	99.9%	Austria
Magna Vierte Beteiligungs GmbH	100%	Germany
1346457 Ontario Inc.	100%	Ontario
Magna Entertainment Corp.(1)	96%	Delaware
The Santa Anita Companies Inc.	100%	Delaware
The Los Angeles Turf Club, Incorporated	100%	California
The Gulfstream Park Racing Association, Inc.	100%	Florida
Pacific Racing Association	100%	California
Bay Meadows Operating Company LLC	100%	Delaware
MEC Pennsylvania Racing, Inc.	100%	Pennsylvania
Racetrack Holdings, Inc.	100%	Delaware
MEC Lone Star, L.P.	100%	Delaware
Maryland Racing, Inc.	100%	Delaware
MEC Holdings (Canada) Inc.	100%	Ontario
Fontana Beteiligungs AG	100%	Austria
MEC Projektentwicklungs AG	99.9%	Austria
MEC Grundstucksentwicklungs GmbH	99.8%	Austria

(1)
We own 53,253,145 shares of Class B Stock and 4,362,328 shares of Class A Subordinate Voting Stock of MEC directly, and hold an additional 5,212,911 shares of Class B Stock of MEC through our wholly-owned subsidiary 1346457 Ontario Inc. These holdings represent in aggregate an approximately 59% equity interest and 96% voting interest in MEC. See "Our Investment in Magna Entertainment Corp."

ITEM 2.    COMPANY OVERVIEW AND STRATEGY

OVERVIEW

Our Company

We are a real estate operating company engaged in the ownership, management, leasing, development and acquisition of income-producing industrial and commercial real estate properties in North America and Europe. In addition to our Real Estate Business operation, MID has other operations held through a controlling interest in Magna Entertainment Corp., a publicly traded company. MEC is North America's leading owner-operator of horse racetracks, based on revenues, and among the world's leading providers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets. MEC represented 51% of our consolidated assets at December 31, 2003 and 86% of our consolidated 2003 revenue, and materially affects our consolidated net income.

Our Real Estate Business

We are the successor to Magna's real estate division, which was reorganized as an autonomous business unit within Magna between August 1998 and January 1999. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. Income-producing properties are properties leased by way of operating leases or direct financing leases (also referred to as capital leases). All direct financing leases were reclassified as operating leases effective January 1, 2003.

Our income-producing property portfolio includes 106 industrial and commercial properties located in Canada, the United States, Mexico and Europe, representing approximately 24.4 million square feet of leasable area with an aggregate net book value of $1.1 billion at December 31, 2003. This portfolio represents approximately 89% of the net book value of our real estate assets at that date. Members of the Magna group are our primary tenants and currently provide in excess of 99% of the annual real estate revenue generated by our income-producing properties.

Business and Operations of Magna, our Principal Tenant

Magna is the most diversified automotive supplier in the world and, together with its automotive affiliates (collectively, the "Magna Group"), designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Its products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. The Magna Group are the tenants of virtually all our income-producing properties.

Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange and the Toronto Stock Exchange and its Class B Shares listed for trading on the Toronto Stock Exchange. Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna and both we and Magna are controlled by the Stronach Trust. See "Description of our Business — Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder".

Magna's consolidated gross revenues for the year ended December 31, 2003 were approximately $15.3 billion and its net income for the same period was approximately $522 million. Magna has a strong financial profile. As an investment grade issuer, Magna is currently rated "A' with a stable outlook by Standard & Poor's and "A' with a stable outlook by Dominion Bond Rating Service (DBRS). As at December 31, 2003, they employed approximately 74,400 employees and operated 207 manufacturing facilities as well as 49 product development and engineering facilities, in 22 countries. Their manufacturing, product development and engineering facilities are organized as autonomous operating divisions, under one of seven automotive systems groups, three of which are publicly traded companies, in which they have a controlling interest, and four of which are organized among its wholly-owned subsidiaries. See "Description of Magna".

MEC

MEC is North America's leading owner-operator of horse racetracks, based on revenues, and among the world's leading providers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

MEC's racetrack properties, which include excess or under-utilized lands adjacent to some of the racing operations, are located in some of the premier urban real estate markets in the U.S. MEC plans to develop these under-utilized lands, and in some cases, re-develop the properties used in MEC's racing operations. MEC may also develop new properties for its racing operations.

During the first quarter of 2004, MEC and Forest City Enterprises, jointly announced a predevelopment management agreement concerning the planned development of "The Village at Gulfstream Park™", an 80-acre mixed-use retail, entertainment and residential project. In addition, MEC announced the redevelopment of its Gulfstream Park Racetrack. Please refer to "ITEM 4: MAGNA ENTERTAINMENT CORP. — Business of Magna Entertainment Corp." for more details. We believe that there are opportunities for our Real Estate Business to participate in these Gulfstream projects, in the possible development of MEC's under-utilized lands at Santa Anita and Golden Gate Fields in California, in other redevelopments of existing MEC racing facilities and in the development of new MEC facilities.

Our investment in MEC consists of 58,466,056 shares of its Class B Stock and 4,362,328 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interest in MEC. The Class B Stock of MEC is entitled to 20 votes per share and is convertible into shares of MEC's Class A Subordinate Voting Stock on a one-for-one basis. MEC's Class A Subordinate Voting Stock is entitled to one vote per share and trades on the Nasdaq National Market under the trading symbol "MECA", and on the Toronto Stock Exchange under the trading symbol "MEC.A".

MEC is a separate public company with its own board of directors (which includes a majority of outside directors) and management team.

Real Estate Business

Three Year History

2001	In 2001, we added approximately 0.6 million additional square feet (1.3 million square feet of additions net of dispositions of $0.7 million square feet) to our income-producing property portfolio.
We acquired three properties totalling approximately 299,000 square feet.

We completed three development projects totalling approximately 593,000 square feet. These developments included a 289,035 square foot facility for Magna Steyr (Powertrain) in Ilz, Austria, which assembles powertrain components for DaimlerChrysler, BMW, Volkswagen and General Motors, which we completed in February of 2001, and a 221,612 square foot office, product development and engineering facility for Intier in Novi, Michigan, completed in October of 2001.
We also completed eight expansion projects totalling approximately 404,000 square feet, including a 179,552 square foot expansion of the Cosma (Pressmex) facility in Saltillo, Mexico in March of 2001.
2002	In 2002, we added approximately 3.0 million additional square feet (net of dispositions) to our income-producing property portfolio.

We acquired properties totalling approximately 2.1 million square feet, including eight properties from Magna Donnelly totalling approximately 783,000 square feet in October of 2002. We also acquired the 906,207 square foot Magna Steyr (Eurostar) assembly facility in Graz, Austria in July of 2002. This facility will be used to assemble the BMW X3. We acquired both the Magna Donnelly and Magna Steyr (Eurostar) properties in conjunction with acquisitions by Magna.

We completed one major development project, a 548,101 square foot facility for Cosma (Modatek) in Milton, Ontario, which we completed in August of 2002. This facility will be used to produce frames for DaimlerChrysler and engine cradles for General Motors.

We completed seven expansion projects totalling approximately 604,000 square feet, including a 290,520 square foot expansion for the Magna Steyr (Magna Heavy Stamping) facility in Albersdorf, Austria in December of 2002.

2003	In 2003, we added approximately 0.8 million square feet (net of dispositions) to our income-producing portfolio.
We completed and brought on-stream 11 properties (two greenfield facilities and nine expansions to existing facilities) representing approximately 1.0 million square feet of leasable area.

We acquired the Tesma campus in the Greater Toronto Area, consisting of a head office and two manufacturing facilities, totalling 375,030 square feet. These facilities were constructed by us on behalf of Tesma in 2001. One facility representing 253,000 square feet and leased to a non-Magna tenant expired during the year and its currently held for sale.

In October 2003, a subsidiary of the Company purchased 211 acres of land in Romulus, Michigan, at a total cost of $28.8 million. The Company is in discussions with MEC for a long-term lease on a portion of this land which may serve as the site of a proposed racetrack operated by MEC. MEC is in the process of seeking the necessary regulatory and other approvals for this racetrack. In addition, this land may be developed for industrial and/or commercial purposes.

OUR REAL ESTATE BUSINESS STRATEGY

The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our real estate assets in order to maximize the return on our shareholders' equity over the long term. We intend to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties. We also intend to generate value by displaying our development expertise in the development of MEC's under-utilized lands and the development of new and/or redevelopment of existing MEC racing facilities. The elements of the Real Estate Business' strategy are:

        Focus on Industrial Real Estate:    Our income-producing properties are comprised principally of industrial plants throughout North America and Europe. The portfolio also includes several office buildings that comprise approximately 4% of the total square footage of income-producing properties. Although our future development and acquisition strategy will likely involve broadening our real estate holdings to include additional commercial real estate, we expect our property portfolio to continue to be comprised primarily of industrial properties. However, we will continue to consider opportunities with MEC which could involve participation in the development of new properties and the redevelopment of existing properties used in MEC's racing operations as well as the development of under-utilized lands adjacent to some of the racing operations. Should these MEC related projects proceed, it is possible that the Company's proportion of annualized lease payments related to industrial real estate would decrease, although the Company expects that industrial real estate will continue to represent a majority of annualized lease payments.

        Focus on Existing Geographic Markets with Established Local Expertise:    Our geographic expansion to date has been driven by the growth of the Magna group. The majority of our existing portfolio of income-producing properties is located in Austria, Canada, the United States, Mexico, and Germany. Our strategy is to expand our business in these geographic areas, to leverage our current resources and local market expertise.

        Focus on Growth:    We expect to derive our future real estate revenue growth from three principal sources: (1) our relationship with the Magna group; (2) our relationship with MEC; and (3) selected third parties.

Magna Group Relationship

  •
  Our business strategy for our relationship with the Magna group focuses on:

  (i)
  Expansion, upgrade or reconfiguration opportunities for the Magna group within our existing property portfolio: We expect to have ongoing opportunities with our existing tenants with respect to expansion, upgrade and reconfiguration projects on our properties, which have been a dependable and stable source of growth for us in the past.

  (ii)
  New property development for the Magna group: We expect that our historic and continuing landlord-tenant relationship with the Magna group will continue to be a basis for growth for the foreseeable future. The developments we undertake on behalf of the Magna group can be characterized as "build-to-suit" projects, as the contractual arrangements with the tenant are established prior to commencing construction. We use our local market knowledge in our principal markets to obtain site and building approvals, design the project, achieve competitive pricing and meet the tenant's stringent timing requirements. While there are no contractual commitments for future development projects between the Magna group and MID, and the Magna group is under no obligation to involve MID in any future development projects for the Magna group, we believe that we have a significant advantage in securing new development projects from the Magna group.

  (iii)
  Acquisitions from the Magna group: We will continue to seek to acquire industrial and commercial properties from the Magna group which we will lease back to members of the Magna group on a long-term basis.

  (iv)
  Increasing the cash flow generated from our existing income-producing properties: Our strategy is to increase the cash flow generated from our existing income-producing properties through contractual rent increases provided for in our leases and by renewing or replacing expiring leases with new leases at competitive rental rates. Our existing leases provide for periodic rent escalations based either on fixed rate step increases or on the basis of an increase in the consumer price index (subject to certain caps). Our portfolio generally has built-in renewal options tied either to market rental rates or to inflation (limited in the latter case to an increase of 10% over the expiry year's rent).

  MEC Relationship

  •
  Our business strategy for our relationship with MEC focuses on:

  (i)
  Development of MEC under-utilized lands: Some of MEC's premier racing properties, including the surrounding under-utilized lands, were built many years ago well outside the boundaries of urban development. Today, they are situated in exceptional urban-infill locations and are slated for development by MEC. During the first quarter of 2004, MEC and Forest City Enterprises jointly announced a predevelopment management agreement concerning the planned development of "The Village at Gulfstream Park™", an 80-acre mixed-use retail, entertainment and residential project. We believe that there are opportunities for us to participate in the Gulfstream project and in the possible development of MEC's under-utilized lands at Santa Anita Park, Golden Gate Fields in California and other MEC racetrack properties.

    (ii)
    Development of new properties or redevelopment of existing properties used in MEC's racing operations: MEC has plans to re-develop certain existing MEC racing facilities and may also develop new properties for its racing operations. During the first quarter of 2004, MEC announced the redevelopment of its Gulfstream Park Racetrack. We believe that there are opportunities for us to participate in this Gulfstream Park Racetrack redevelopment, in other redevelopments of existing MEC racing facilities and in the development of new MEC racing facilities.

  There are many ways to structure our participation in these MEC related projects, which are currently being considered by a Special Committee of independent directors formed by our Board of Directors. No binding agreements have been entered into at this time.

  Third Parties

  •
  Our business strategy for pursuing development opportunities with selected third parties focuses on:

  (i)
  Seeking out development opportunities: We will seek to use our experience gained through our dealings with the Magna group to selectively assess industrial, commercial and other property development opportunities that may arise with other parties, either alone or on a joint venture basis.

  (ii)
  Acquisitions from third parties: We will selectively acquire industrial, commercial or mixed-use properties, individually or on a portfolio basis, where initial yields are attractive or can be improved through leasing existing vacancies, increasing rental rates, undertaking property expansion, upgrade or reconfiguration projects or disposing of surplus assets.

  (iii)
  Acquisitions and Sale of land: We will selectively acquire or sell existing land holdings when strategic opportunities arise.

        Capitalize on Our Competitive Advantages:    We believe that our Real Estate Business has a number of advantages relative to our competitors, including:

  •
  we are well positioned to receive future development business from the Magna group, based on our successful track record and our long history of property development for the Magna group on a global basis;

  •
  we have a large, geographically diversified portfolio of properties that provides significant opportunities for expansion and income growth;

  •
  we have a strong balance sheet with substantially less leverage than the industry norm, which provides us with the financial flexibility to pursue attractive business and strategic opportunities;

  •
  we have considerable experience in on-time, on-budget land and property development across numerous geographic markets;

  •
  we have standard construction documents for use in all jurisdictions in which we carry on business, as well as detailed specifications and cost control measures which enable us to compress project timelines and improve returns; and

  •
  we have an experienced management team and support staff familiar with the building and infrastructure requirements of our automotive tenants.

TRENDS

The Magna Group, which operates in the automotive sector, contributes in excess of 99% of the rental revenues of our Real Estate Business. Hence the trends in the automotive sector have an impact on our Real Estate Business. A number of trends have had a significant impact on the global automotive industry, including:

  •
  increased pressure by automobile manufacturers on automotive components suppliers to reduce their prices and bear additional costs;

  •
  globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive components suppliers;

  •
  the evolving role of independent automotive components suppliers and their progression up the "value chain";

  •
  increased out-sourcing and modularization of vehicle production;

  •
  increased prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

  •
  growth of foreign-based automobile manufacturers in North America and Europe.

ITEM 3.    DESCRIPTION OF OUR BUSINESS

OUR REAL ESTATE BUSINESS

Introduction

Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

The following table sets out a summary profile of the aggregate net book value of our real estate assets in millions of dollars as at December 31, 2003.

Location	Income-Producing Property Portfolio	Properties Under Development	Properties Held for Development	Properties Held for Sale	Total
North America
Canada	$322.3	$—	$60.1	$1.9	$384.3
U.S.	181.7	5.3	51.8	4.1	242.9
Mexico	72.0	—	6.1	—	78.1
Europe
Austria	377.5	—	6.9	—	384.4
Germany	97.8	1.0	—	—	98.8
Other	36.6	2.4	—	—	39.0

Total in $	$1,087.9	$8.7	$124.9	$6.0	$1,227.5

Total as a %	88.6%	0.7%	10.2%	0.5%	100.0%

Description of Our Income-Producing Property Portfolio

Our income-producing property portfolio at December 31, 2003 was comprised of 106 properties located in North America and Europe representing, in the aggregate, 24.4 million square feet of leasable area, all of which are leased, either by way of operating leases or direct financing leases (also referred to as capital leases). All direct financing leases have been reclassified as operating leases effective January 1, 2003. Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The net book value of our income-producing properties as at December 31, 2003 was $1.1 billion.

At December 31, 2003, our annualized lease payments were $127.0 million, representing a return of 11.7% on the net book value of our income-producing property portfolio. When we use the term annualized lease payments in this Annual Information Form, we mean the lease payments for December 2003 multiplied by twelve. Rents denominated in foreign currencies have been converted to U.S. dollars based on exchange rates in effect as at December 31, 2003. These amounts do not conform to revenue recognition policies under generally accepted accounting principles. We believe that the disclosure of annualized lease payments presents a more accurate and comprehensive measure of our real estate portfolio as of December 31, 2003 than would otherwise be the case.

  Historical Growth of Our Income-Producing Property Portfolio

The historical growth in our income-producing property portfolio, from 75 properties totalling approximately 12.4 million square feet in 1998 to 106 properties totalling approximately 24.4 million square feet of leasable area as at December 31, 2003, reflects the strong growth in the Magna group's business. The total leasable area of our income-producing property portfolio has increased by approximately 12.0 million square feet (net of dispositions) between the end of 1998 and December 31, 2003, representing a five-year compound annual growth rate of 14.5%.

The following chart shows the historical growth in total leasable area (net of dispositions) and number of properties within our income-producing property portfolio.

Income-Producing Property Portfolio
Total Leasable Area and Number of Properties

Annual Development and Acquisition Expenditures

1
Includes $25.0 million of properties acquired as part of Magna's acquisition of Donnelly Corporation which is not reflected in our 2002 combined statement of cash flows as the acquisition was accounted for as a non-cash contribution by Magna.

Our average annual expenditures were approximately $110 million per year over the four-year period ended December 31, 2003, comprised of approximately $75 million per year in development expenditures and approximately $35 million per year in acquisitions.

  Schedule of Lease Expiries

Leases expiring this year and in each of the next four years represent no more than 2.0% of the leasable area of our income-producing property portfolio in any particular year. Leases representing approximately 84% of our total leasable area expire in 2013 or later. As of December 31, 2003, the weighted average remaining term to expiry based on leasable area for our income-producing property portfolio was approximately 12 years.

The following chart shows the percentage of leasable area in any particular year that is represented by leases scheduled to expire in that year, disregarding renewal options.

Income-Producing Property Portfolio
Lease Expiry Schedule

  Geographic Diversification of Our Income-Producing Property Portfolio

Our income-producing property portfolio consists of properties located in ten countries within North America and Europe. The following chart shows a breakdown of our $127.0 million of annualized lease payments by country at December 31, 2003.

Income-Producing Property Portfolio
Breakdown of December 2003 Annualized Lease Payments by Country

  Tenant Mix

Magna and its subsidiaries are the tenants of all but two of our income-producing properties. As at December 31, 2003, Magna and its wholly-owned subsidiaries and their respective operating units collectively represented approximately 70% of our annualized lease payments, while the publicly traded subsidiaries of Magna (namely Intier Automotive Inc. ("Intier"), Decoma International Inc. ("Decoma") and Tesma International Inc. ("Tasma") and their respective operating units collectively represented virtually all of the remaining 30%. The chart below sets out a breakdown of our December 2003 annualized lease payments by Magna operating group.

Income-Producing Property Portfolio
Breakdown of December 2003 Annualized Lease Payments by
Magna Operating Group

The lease obligations of the tenant for majority of the properties reside with non-public subsidiaries within the Magna group. As a general business practice, we seek a guarantee of the tenant's obligations from a more senior member of the Magna group where appropriate. See "Description of Magna".

Summary Tables Regarding Our Income-Producing Portfolio

See Appendix A for tables providing summary information regarding our income-producing property portfolio as at December 31, 2003.

Principal Markets in which the Real Estate Business operates

  Income-Producing Properties Located in Canada

Our 41 Canadian income-producing properties are in Ontario, with 36 properties located in the Greater Toronto Area (or GTA), representing approximately 80% of the Canadian income-producing properties based on annualized lease payments. The balance of the portfolio is located in Southwestern Ontario. All the leases for properties in Canada are denominated in Canadian dollars.

Description of Principal Markets

The Greater Toronto Area has a population in aggregate of almost five million, including 2.5 million within the City of Toronto. The GTA industrial leasing sub-market was comprised of approximately 648 million square feet at the end of 2003 with an average vacancy rate of 5.3%. Demand and supply continued to be generally in equilibrium, as positive net absorption totalled 5.3 million square feet and new construction added 5.6 million square feet during the year. Net rental rates, given the relatively low vacancy levels, were stable through much of 2003, with a weak third quarter followed by a rebound in the fourth quarter of the year.1

  Income-Producing Properties in the United States

Our income-producing property portfolio includes 27 properties in the United States. All the leases for properties in the United States are denominated in U.S. dollars. Approximately 46% of the annualized lease payments from our income-producing properties in the United States is derived from properties located in Michigan, 23% is derived from a property in South Carolina and 13% is derived from properties located in Iowa. The remainder of our United States annualized lease payments are derived from properties located in Tennessee, Illinois, Missouri and Maryland.

Description of Principal Markets

The Detroit metropolitan area has a population in aggregate of approximately 4.4 million and is well known as the headquarters for General Motors and Ford as well as the North American headquarters of DaimlerChrysler. The Metropolitan Detroit industrial leasing sub-market for the warehouse/manufacturing sector was comprised of approximately 337 million square feet at the end of 2003, with an average vacancy rate of 14.3%, a vacancy increase of 1.3% from the prior year-end2.

  Income-Producing Properties in Austria

Our income-producing property portfolio includes 11 properties in Austria, with all lease payments denominated in euros. The European headquarters of Magna are situated in Oberwaltersdorf near Vienna. Approximately 93% of the Austrian income-producing properties based on annualized lease payments are located in the Province of Styria.

1
Colliers International Industrial Report — Greater Toronto

2
Colliers International Market Report — Metro Detroit

Description of Principal Markets

Styria has a population of approximately 1.2 million. Graz, Austria's second largest city after Vienna, is the capital of the province and has a population of approximately 250,000. Vehicle manufacturing and electronics are a focus of the Styria area. Magna's Eurostar and Thondorf plants (our two largest income-producing properties globally) are located in Graz. Graz is located approximately 120 miles south of Vienna. Our other Austrian properties are located primarily in the vicinity of Graz. Lannach is located 17 miles south of Graz and Albersdorf is located 19 miles northeast of Graz. Ilz is located 14 miles east of Albersdorf. Oberwaltersdorf is located approximately 12 miles south of Vienna.

  Income-Producing Properties in Germany

Our income-producing property portfolio includes ten properties in Germany. All the leases for properties located in Germany are denominated in euros. Our German income-producing properties are located in smaller communities in the south of Germany in close proximity to Frankfurt, Stuttgart and neighbouring Austria. The properties are primarily located in the states of Baden-Württemberg (Markgroningen, Altbach, Sulzbach), Hesse (Obertshausen) and Bavaria (Straubing).

  Baden-Württemberg is an important European business and industrial location. DaimlerChrysler, Bosch, Porsche, SAP and IBM have their headquarters in the state. Stuttgart, the capital of Baden-Württemberg, has a population of 582,000. Sulzbach is located approximately 60 miles west of Stuttgart. Markgroningen is situated approximately 13 miles northwest of Stuttgart. Altbach is situated approximately six miles southeast of Stuttgart.

  Income-Producing Properties in Other European Locations

Our income-producing property portfolio also includes three properties in the United Kingdom, the leases for which are all denominated in British pounds.

We also have two income-producing properties in Belgium, one property in Spain, one property in the Czech Republic and one in Poland. With the exception of Poland, lease payments in respect of these properties are denominated in euros.

Description of Our Development Business

We have completed major development and expansion projects in both the North American and European markets. We undertake each new industrial or commercial development project when a prospective tenant is identified and initiate construction once the tenant enters into a binding commitment to lease property from us. As part of our management of a development project from inception, we review building and location requirements, including building specifications and floor plans, working closely with the tenant to ensure the proposed property meets the tenant's specifications and needs.

Projects are typically identified once a significant new automotive supply contract has been awarded to one of our Magna group tenants. The specifics of the contract are analyzed as to timing for production, location of the tenant's customer and the method of shipment and timing allocated to shipping. "Just-in-time" delivery plants generally require locations in the immediate vicinity of the Magna group customer, while others may be located up to several hundred miles away. Based on these specific criteria, we analyze a number of locations (both greenfield sites and existing vacant plants) in a search area that is defined jointly by ourselves and the tenant. On greenfield sites, we typically short list sites that are fully serviced and zoned when available. Our site analysis also takes into consideration physical, legal and environmental due diligence, as well as an economic analysis of demographics, labour costs, local tax regime, government incentive programs, and infrastructure requirements of the proposed development. During due diligence, we fully cost the project and execute a binding term sheet with the tenant which sets out the physical requirements of the project and major terms of the lease.

Once a site has been selected, we work with the tenant to negotiate with local governments for related infrastructure approvals and permits. We also research and apply for local government incentive programs which provide funding or tax incentives for the proposed investment.

For certain construction projects, we use our experience and local expertise to act as the general contractor or to segregate pricing requirements for specific elements of a project to maximize returns and minimize construction costs. On the remainder of our projects, we outsource the design and construction of our projects. Depending on the nature and location of the project, we either manage our construction with regular on-site supervisory employees, or remotely through cost, scope of work and other management control systems. We do not have long-term contractual commitments with our contractors, consultants or suppliers of materials, who are generally selected on a competitive bid basis. We have established a network of local builders in our principal areas of business in Detroit, Ontario and Mexico, through whom we have confidence in meeting construction budgets and completion timelines. In Europe, our management team in Oberwaltersdorf, Austria, has developed similar relationships to enable us to meet our budgetary and timing requirements in Germany, Austria and elsewhere in Europe. During construction, we closely monitor the construction process and related payments of construction draws. Once construction is complete, we perform a final site review with the tenant and obtain tenant sign-offs in order to identify and remedy any deficiencies before occupancy by the tenant and release of holdback monies to the builder. Our standardized lease documentation is implemented at the end of the project.

We have consistently met the stringent production launch requirements of the Magna group for both greenfield developments and expansions. Description of our Properties Under Development:

At December 31, 2003, there were three properties under development: one in each of United States, Germany and the Czech Republic. These developments include expansions to existing facilities and when completed will add 225,000 square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $12.8 million of which $8.7 million had been spent as of December 31, 2003.

Description of Properties Held for Development or for Sale

We had approximately 1,095 acres available for development in Canada, the United States, Austria and Mexico, with a net book value of $124.9 million as at December 31, 2003. We also had four properties, with an aggregate book value of $6.0 million, which are no longer of strategic value and are for sale. We estimate that the fair market value of these four properties was at least equal to their net book value at December 31, 2003.

Government Regulation

We are subject to a wide range of laws and regulations imposed by governmental authorities, including in particular zoning, building and similar regulations that affect our development activities, and environmental laws that affect us as an owner and developer of real property.

We are also subject to environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. Our standard forms of lease permit us to conduct environmental assessments and audits from time to time at our own expense. We do not generally conduct ongoing environmental assessments of our leased income-producing properties other than at the time of acquisition of a property since our tenants are generally responsible for the environmental integrity of the properties on which they operate, and are also required by the terms of the lease to provide us with copies of any environmental reports that they create or obtain. Pursuant to Magna's Health, Safety and Environmental Policy, the members of the Magna group generally cause a Phase I environmental site assessment to be conducted with respect to each of their operations at least once every three years, as well as Phase II environmental audits of properties, as appropriate, to follow up on issues identified by the Phase I assessments. These inspections are conducted by independent recognized environmental consulting firms.

Our standard forms of lease also require the tenant to assume the costs of environmental compliance, including remediation or clean-up of any contamination on the leased premises. This applies whether or not such contamination occurred prior to the tenant's use of the property, unless the tenant can establish that the contamination was not caused by or exacerbated by the tenant's use of the property. Despite our tenants' obligation to indemnify us, we are responsible under applicable law for ensuring that a particular property complies with environmental laws.

We are also subject to environmental laws and regulations requiring investigation and clean-up of environmental contamination. Our tenants operate certain manufacturing facilities that use environmentally sensitive processes and hazardous materials. From time to time our tenants' operations and our properties may become the subject of complaints from adjacent landowners, or inquiries or investigations of environmental regulators. All of the costs to date have been incurred entirely by our tenants pursuant to the terms of our leases with them.

To date, environmental laws and regulations have not had a material adverse effect on our operations or financial condition. However, changes in these government laws and regulations are ongoing and may make environmental compliance increasingly expensive. We cannot predict future costs which we may incur to meet environmental obligations.

Employees

At December 31, 2003, we employed 39 people in the Real Estate Business, the majority of whom are based at our headquarters in Aurora, Canada, and the balance of whom are located in Europe. We are not party to any collective bargaining agreements with any of our employees.

Leasing Arrangements

Negotiations with the Magna Group

Our business and affairs are controlled by the Stronach Trust, which beneficially owns approximately 66.3% of our outstanding Class B Shares as well as 66.3% of the Class B Shares of Magna. Although we are under common control with the operating units of the Magna group, who are our tenants, and were formerly a wholly-owned subsidiary of Magna, all of Magna's operating units operate as autonomous profit centres, with the compensation of the senior management of each unit generally tied to the profitability of that unit. Accordingly, we believe that all our negotiations with our tenants have been conducted in the past on an arm's length basis. Members of the Magna group have in the past engaged in real estate development activities directly or with our competitors, including in circumstances where we have declined opportunities with terms or in locations we did not consider sufficiently attractive. As a general business practice, we contract with operating units of the Magna group that we consider sufficiently creditworthy, or we seek a guarantee from a more senior entity within the Magna group.

We expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors.

Triple-Net Leases

Our leases are generally on a "triple-net" basis and provide that the tenant is responsible for all costs of occupancy, including operating costs, property taxes, the costs of maintaining insurance in respect of the property and maintenance costs. The tenant is not responsible for income taxes or capital taxes charged to us.

We are responsible for structural defects and repairs relating to reasonable wear and tear to the structural elements of the properties. Some leases provide that we must repair any serious damage to the base building systems. Generally, where a lease commenced within one year of the substantial completion of the relevant premises, we have provided a warranty expiring one year after substantial completion with respect to certain components of the building (including HVAC systems, electrical systems, plumbing systems and the roof membrane). In addition, some leases provide that we are also responsible for vacant land not used in any way by the tenant.

Contractual Step-Ups in Rental Rates

Our existing leases generally provide for periodic rent escalations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (subject to certain caps).

Renewal Options Tied to Market Rental Rates

A significant portion of our portfolio has built in renewal options, generally tied to either market rental rates or to inflation (limited in the latter case to an increase of 10% of the expiry year's rent). The determination of market rent is generally subject to arbitration. In most cases, the market rental rate is calculated without reference to the value of improvements paid for by the tenant and, in some cases, offers to lease made by competitors of the tenant are specifically excluded from the determination of market rent.

Obligation to Restore Premises

Our leases generally provide that the tenant is obligated to restore the premises to a condition consistent with their condition on the commencement date of the lease, subject to reasonable wear and tear. Some leases do not require that the tenant remove minor alterations where our consent was not required for their installation.

Environmental Obligations

Our leases also provide that the tenants must maintain the properties in accordance with applicable laws, including environmental laws. The tenant must remove all hazardous and toxic substances from the premises when and as required by applicable laws, regulations and ordinances and in any event prior to the termination of its occupation of the premises. This applies whether or not the contamination occurred prior to the tenant's use of the property, unless the contamination was not caused by or exacerbated by the tenant's use of the property. The leases generally also contain indemnities in our favour with respect to environmental matters. Those indemnities expire after a specified period of time following the termination of the lease. The leases generally provide that we may conduct environmental assessments and audits from time to time at our sole expense. See "— Government Regulation" above.

Restrictions on Sales and Tenant Rights to Purchase

Approximately 70% of our leases, based on annualized lease payments, include a right of refusal in favour of the tenant with respect to the purchase of the property in question. This right typically provides the tenant with a right to match any third party offer within a prescribed period of time, failing which we are free to accept the offer and complete the sale to the third party. Some leases provide that so long as the tenant is controlled, directly or indirectly, by Magna, we may not sell the property to a competitor of the tenant without the tenant's consent.

Tenant Assignment Rights

The leases contain a restriction on assignment by the tenant without our consent, other than to affiliates or associates of the tenant. The leases do not restrict a change of control of the tenant.

Termination Rights

Due to certain local statutory requirements, some Austrian leases provide that the tenant can terminate the lease at any time upon 12 months' notice. In these cases, the tenant has provided us with a guarantee from a non-Austrian affiliate for performance of the lease obligations that would arise should such a termination occur.

RISK FACTORS

This section describes the material risks affecting our business, financial condition, operating results or prospects. There may be other risks and uncertainties that are not known to us or that we currently believe are not material, but which also may have a material adverse effect on our business, financial condition, operating results or prospects.

In addition to the other information contained in this Annual Information Form, you should carefully consider the risks described below. If any of these risks actually are realized, our business, financial condition, operating results or prospects could be materially adversely affected.

Risks Related To Our Real Estate Business

  Virtually all of the Real Estate Business' revenue comes from payments that we receive under leases with the Magna group, so factors affecting the Magna group's businesses will also affect us.

At December 31, 2003, all but one of our income-producing properties are leased to the Magna group. Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases. See "Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Tenant Mix".

  We are subject to risks affecting the automotive parts industry.

Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. Factors that may adversely affect the Magna group's operations in the automotive parts sector include the following:

•    global economic conditions
•    pressure from customers to reduce prices
•    impact of financially distressed sub-suppliers
•    pressure from customers to absorb certain fixed costs
•    competitive auto parts supply market
•    delays in launching new programs
•    dependence on outsourcing by automobile manufacturers
•    rapid technological and regulatory changes
• increased crude oil and energy prices	• increases in raw material prices
•    fluctuations in relative currency values
•    unionization activity
•    increased product warranty and product liability risk
•    threat of work stoppages
•    impact of environmental regulations
•    dependence on certain customers and vehicle programs
•    delays in constructing new facilities
• changes in governmental regulations

Although we intend to lease property to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

  We have no agreement with the Magna group that it will continue to do business with us in the same manner as it has in the past or at all.

Virtually all the growth of the Real Estate Business has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties. Although we have acted as the developer, real estate advisor, property manager and owner of most of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so. We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all. Moreover, we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

  The Magna group may not be successful in maintaining its level of growth, which would likely have a corresponding impact on our growth rate.

Virtually all of the growth of the Real Estate Business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions. We expect to derive an important portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group's future growth. However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past. The Magna group's inability to maintain its level of growth would likely adversely affect our growth. See "Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Historical Growth of Our Income-Producing Property Portfolio".

  Our international investments are subject to foreign currency fluctuations which could reduce our revenues and increase our costs.

A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars. Please see chart titled "Income-Producing Property Portfolio — Breakdown of Annualized Lease Payments by Country" in "ITEM 3: DESCRIPTION OF OUR BUSINESS" above. Since we report our financial results in U.S. dollars and do not currently hedge our foreign currency exposure against the U.S. dollar, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

  The terms of our leases limit our ability to increase rents in response to market conditions, so we may receive rents at levels below current fair market values.

A substantial majority of the leases for our income-producing properties have terms expiring after 2013. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these lease agreements limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

  Most of our significant leases provide our tenants with rights of first refusal, which may adversely affect the marketability and market value of our income-producing property portfolio.

The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio. See "Our Real Estate Business — Leasing Arrangements — Restrictions on Sales and Tenant Rights to Purchase".

  We are subject to competition for the acquisition of new properties and we may not compete successfully, which would limit our ability to invest in and develop new properties.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

  We have no prior operating history as an independent operating company.

We had not operated as a stand-alone company prior to our spin-off from Magna which occurred on August 29, 2003. We now function as an operating company independent of Magna, and Magna has no obligation to provide assistance to us or any of our subsidiaries, except as described in "Affiliate Relationships and Transactions — Relationship with Magna". Our lack of independent operating history may have a material adverse effect on our operating results.

Risks Related To Our Controlling Shareholder

  We are controlled by the Stronach Trust.

Our business and affairs are controlled by the Stronach Trust, which beneficially owns approximately 66.3% of our outstanding Class B Shares. Those shares represent approximately 0.75% of our total outstanding shares and approximately 56.5% of the aggregate voting power of our outstanding shares. Accordingly, the Stronach Trust is able to elect all our directors and control us. Subject to applicable law, the Stronach Trust may, as a practical matter, be able to cause us to effect corporate transactions without the consent of our other shareholders and to control the amount and timing of dividends. In addition, the Stronach Trust is able to cause or prevent a change in our control.

In some cases, the interests of the Stronach Trust may not be the same as those of our other shareholders, particularly in connection with corporate transactions that might involve a change in our control, which the Stronach Trust might not favour even if our other shareholders would. Under the applicable laws of Ontario, as a shareholder, the Stronach Trust does not have a fiduciary duty to us or any of our shareholders. See "Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder".

  Our controlling shareholder and our Chairman have interests in Magna and MEC that could conflict with the interests of other holders of our shares.

The Stronach Trust beneficially owns, in addition to our Class B Shares as described above, approximately 66.3% of the outstanding Class B Shares of Magna. Those shares represent approximately 56.5% of the aggregate voting power of Magna's outstanding shares. Our Chairman and the Chairman and Interim Chief Executive Officer and President of Magna, Mr. Frank Stronach controls a further 16.5% of the votes carried by both our outstanding shares and the outstanding shares of Magna, through his voting control of certain Magna employee compensatory plans. In addition, an estate planning vehicle for the Stronach family beneficially owns, and Mr. Stronach shares control or direction over, approximately 7.6% of the outstanding shares of the Class A Subordinate Voting Stock of MEC.

Mr. Stronach and three other members of his family are the trustees of the Stronach Trust, and are also members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership. Mr. Stronach is also the Chairman and founder of Magna and the Chairman and founder of MEC. In 2003, European subsidiaries of Magna paid fees to Mr. Stronach and Stronach & Co., an associate of Mr. Stronach, in an aggregate amount of $36.0 million for business development and consulting services.

As a result of these relationships, our Chairman and our controlling shareholder have interests that could conflict with the interests of other holders of our shares. Subject to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures, those conflicts of interest could influence decisions made regarding transactions and investments that we effect or choose not to effect with Magna and with MEC in the future.

  Our transactions with the Magna group may not be on an arm's length basis.

Virtually all the Real Estate Business' revenue is generated pursuant to leases with the Magna group. Most of these leases were entered into by our predecessor entities while they were wholly-owned subsidiaries of Magna. Although we intended for these leases to be on arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms. Since we are under common control with the Magna group, there is a risk that any decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) may not be the same as if we operated on an arm's length basis.

Risks Related To The Real Estate Industry

  Real estate investments are subject to numerous risks that could adversely affect our operating results, many of which are beyond our control.

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

  Real estate development is subject to timing, budgeting and other risks that could adversely affect our operating results.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

  •    construction delays or cost overruns that may increase project costs;
  •    receipt of zoning, occupancy and other required governmental permits and authorizations;
  •    development costs incurred for projects that are not pursued to completion;
  •    so-called acts of God, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
  •    ability to raise capital; and
  •    governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, which could adversely affect our operating results.

  We may be unable to renew leases on favourable terms or find new tenants for vacant properties.

We may be unable to lease a vacant property in our portfolio on economically favourable terms. In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers' operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

  Environmental compliance costs and liabilities with respect to our real estate may adversely affect us.

Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. Moreover, environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

  Any future hedging transactions may limit our gains or result in losses for us.

Although we do not currently intend to do so, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on the Real Estate Business' revenue and debt liabilities through the use of derivative investments. The use of derivative instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

Risks Related to Our Financial Statements

  Certain of our financial statements have been "carved out" from the consolidated financial statements of Magna and may not entirely reflect our financial condition and results of operations on a stand-alone basis.

Our historical financial statements have been "carved out" from the consolidated financial statements of Magna and may not be indicative of our financial condition and results of operations had we actually operated on a stand-alone basis during the periods presented. In particular, our costs and expenses could have been different had we been operating on a stand-alone basis. The operating costs included in the combined financial statements do not include any allocation of financial reporting, governance, investor relations and other costs that will be incurred in the future when MID is a stand-alone public company. In addition, interest costs in the combined financial statements are predominantly based on intercompany interest charges from Magna and may not be indicative of interest costs to be incurred by MID as a stand-alone public company.

Risks Related to Our Investment in Magna Entertainment Corp.

Because our holdings in MEC represent approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interest in MEC, we are required to consolidate the financial position and operating results of MEC with those of the Real Estate Business. On a consolidated basis, MEC represented 51% of our assets as at December 31, 2003 and 86% of our 2003 revenue and materially affects our consolidated net income. Accordingly, the risks related to MEC are also risks to our combined financial condition and operating results and the market value of our investment in MEC.

MEC's business is subject to different risk factors than the Real Estate Business. Reference is made to the "Risks Related to Our Investment in Magna Entertainment Corp." contained on pages 24 to 35 of our Final Prospectus dated August 18, 2003, which is incorporated by reference into this Annual Information Form.

AFFILIATE RELATIONSHIPS AND TRANSACTIONS

Relationship with Magna

Virtually all the Real Estate Business' revenue is obtained from the Magna group pursuant to our leases with them.

We have entered into or propose to enter into various transactions with members of the Magna group, including substantially all our existing leases and certain services arrangements. We expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors. There can be no assurance that transactions between us and Magna have been or will be on the same terms as would be negotiated between independent parties. Policies of applicable Canadian securities regulatory authorities recommend that issuers involved in a "related party transaction" have the transaction approved by a special committee of directors, consisting only of directors who are independent of the interested party and, in certain circumstances, that an independent valuation and the approval of the transaction by a majority of disinterested shareholders be obtained. We intend to comply with these and any other requirements that may be required or recommended by applicable regulatory requirements. See "Risk Factors — Risks Related to Our Controlling Shareholder".

Relationship with Our Controlling Shareholder

The Stronach Trust is able to elect all our directors and controls both us and Magna. Therefore, the Stronach Trust may be able to cause us to effect certain corporate transactions without the consent of our other shareholders and to control the amount and the timing of dividends, subject in each case to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures. In addition, the Stronach Trust is able to cause or prevent a change in our control. The Stronach Trust controls Magna through the right to direct votes attaching to Class B Shares of Magna which carry a majority of the votes attaching to the outstanding voting shares of Magna. Magna and ourselves are currently under the control of the Stronach Trust and are accordingly related parties.

Our Chairman, Mr. Frank Stronach, the founder and Chairman of the board of directors of Magna, as well as the founder and Chairman of MEC, together with three other members of his family, are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. We believe that there are significant benefits derived from Mr. Stronach's role as Chairman of our company. In particular, we are able to benefit from Mr. Stronach's experience and track record in establishing companies with successful and entrepreneurial corporate cultures, and from his substantial experience with the Magna group.

Related Party Transactions

For a description of certain transactions we have had with Magna, see note 21 to our Audited Consolidated Financial Statements for the year ended December 31, 2003, as well as note 19 to our Audited Combined Financial Statements as at December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, contained in our Final Prospectus dated August 18, 2003.

ITEM 4.    MAGNA ENTERTAINMENT CORP.

General

Our investment in MEC consists of 58,466,056 shares of its Class B Stock and 4,362,328 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interest in MEC. The Class B Stock of MEC is entitled to 20 votes per share and is convertible into shares of MEC's Class A Subordinate Voting Stock on a one-for-one basis. MEC's Class A Subordinate Voting Stock trades on the Nasdaq National Market under the trading symbol "MECA" and on the Toronto Stock Exchange under the trading symbol "MEC.A". MEC has its own board of directors (which includes a majority of outside directors) and management team.

MEC plans to develop the under-utilized lands adjacent to some of the racing operations, and in some cases, re-develop the properties used in MEC's racing operations. MEC may also develop new properties for its racing operations. We see MEC's plans for these development and redevelopment projects as providing our Real Estate Business with opportunities to participate in these projects.

We may make further investments in MEC, whether in the form of debt, equity or otherwise, or we may decrease our holdings in MEC. We are not subject to any restrictions regarding future investments in MEC and have not guaranteed any of MEC's debt obligations or other commitments.

Business of Magna Entertainment Corp.

MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai. MEC also owns and operates HorseRacing TV™, a television network focused on horse racing that MEC initially launched on the Racetrack Television Network ("RTN"). HorseRacing TV™ is currently carried on cable systems in ten states, with approximately 1.4 million subscribers. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV™. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. MEC also owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC also owns and operates thoroughbred training centres situated near San Diego, California; in Palm Beach County, Florida; and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

On April 23, 2004, MEC announced that it will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream race meet.

MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will need to be erected to house the 2005 meet. MEC will take a write-down in the amount of approximately $25 million in the second quarter of 2004 in connection with the redevelopment. The need for such a write-down has been previously disclosed in our public filings where we described the proposed redevelopment of Gulfstream Park.

Although the redevelopment will be scheduled to minimize any interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of MEC's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations during a meet would result in a reduction in the revenues and earnings generated at Gulfstream Park during that meet.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are currently underway in a number of states in which MEC operates, including California, Maryland, Michigan, Ohio, Pennsylvania and Texas. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors which will determine the viability and profitability of such an operation at one of MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question.

Under new legislation recently passed by the Oklahoma Senate and House of Representatives in February 2004, and signed by the Governor of Oklahoma on March 8, 2004, Remington Park, MEC's Oklahoma City racetrack, would be permitted to operate 650 player terminals for certain kinds of electronic gaming permitted at Native American casinos in the state. Remington Park's right to operate gaming machines under the new legislation is conditional on a number of events and approvals, including the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes. Notwithstanding its passage by the Oklahoma Senate and House of Representatives and its approval by the Governor, a petition has been filed by an Oklahoma State Representative to have the new Oklahoma alternative gaming legislation put on a ballot for approval by the citizens of the State of Oklahoma. If more than a certain number of valid signatures (which number is fixed by reference to the number of eligible voters in Oklahoma, but is estimated to be approximately 50,000) appear on the petition before the end of August 2004, the effectiveness of the new Oklahoma alternative gaming legislation may be subject to approval by the citizens of the State of Oklahoma in a referendum, the date of which is uncertain at this time.

MEC is a participant in a coalition of interested parties in California, which has established an initiative to support the Gaming Revenue Act of 2004 in the State of California. In April 2004, sufficient signatures were obtained to enable the Gaming Revenue Act of 2004 to qualify for inclusion on the November 2004 electoral ballot. MEC has committed up to $4.8 million to this initiative, which may be increased to $6.0 million upon certain conditions being satisfied, of which $0.8 million has been paid to March 31, 2004.

MEC believes that the European marketplace offers significant potential growth for the export of MEC's horse racing. RaceONTV™ is a new service, based near Vienna, Austria, that offers simultaneous broadcasts of North American horse races and other racing content directly to off-track wagering operations in Europe. RaceONTV™ commenced operations during the first quarter of 2004. On April 4, 2004, MEC opened its newest racetrack, Magna Racino™, near Vienna, Austria. MEC anticipates hosting 50 days of live racing annually at the Magna Racino™ in a mixed thoroughbred and standardbred meet. In addition, MEC is currently in the process of completing a gaming facility at the Magna Racino™, which is expected to open in the fall of 2004, assuming finalization of MEC's joint venture with an Austrian partner. The gaming facility will include alternative gaming, race and sportsbook betting and an entertainment venue.

MEC has applied for horse racing licenses in certain other jurisdictions, including the Detroit, Michigan area where MEC has plans to develop a new racetrack, subject to regulatory and other approvals. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan which may serve as the site of the proposed racetrack. MEC continues to have discussions with MID regarding the potential terms of a long-term lease of such land.

In addition to MEC's racetracks, MEC owns a significant real estate portfolio which includes two golf courses and related recreational facilities as well as three residential developments in various stages of development in Austria, the United States and Canada. MEC is also actively seeking a developer or strategic partner for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of its premier racetracks. Subsequent to March 31, 2004, MEC entered into a predevelopment management agreement with Forest City Enterprises, Inc. concerning the planned development of "The Village at Gulfstream Park™", an 80 acre, mixed use retail, entertainment and residential project at Gulfstream Park. While MEC is exploring the development of some of its real estate, it intends to continue to sell its remaining non-core real estate and may also sell its golf courses, residential developments and certain other real estate in order to generate additional capital for its racing business.

MEC employed approximately 5,300 employees as of December 31, 2003, of whom approximately 3,000 were represented by unions.

MEC's Real Estate Portfolio

As of December 31, 2003, the aggregate net book values of MEC's real estate were as follows:

At December 31, 2003
(millions)
Revenue-producing racing real estate	$529.2
Excess racing real estate	97.2
Development real estate	122.5
Revenue-producing non-racing real estate	80.6
Non-core real estate	9.4

Total	$838.9

MEC is actively marketing and intends to continue to sell the balance of its non-core real estate in order to provide capital to grow and enhance its racing business; accordingly, MEC is currently servicing, improving and seeking zoning and other approvals for some of this real estate in order to enhance its value on sale.

In addition to its non-core real estate, MEC currently has substantial holdings of excess racing real estate and revenue-producing non-racing real estate. MEC is continually re-evaluating each of these holdings in relation to its core business activities. MEC will, from time to time, sell or otherwise monetize some or all of these real estate holdings in order to fund the growth of its core racing operations and related businesses. The aggregate net book value of these excess real estate assets, including MEC's remaining non-core real estate, was $187.2 million as of December 31, 2003.

Included in MEC's excess racing real estate is land adjacent to several of its racetracks, Santa Anita Park, Gulfstream Park, Golden Gate Fields, Lone Star Park, Laurel Park and Pimlico Race Course, totalling approximately 314 acres. MEC is considering a variety of options with respect to this excess land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary marketing and development expertise, as well as the necessary financing.

MEC's development real estate includes: approximately 609 acres of land in Ebreichsdorf, Austria, located approximately 20 miles south of Vienna, on which MEC has almost completed development of a horse racetrack and gaming facility. MEC's other development properties are largely undeveloped and include: approximately 110 acres of land in Oberwaltersdorf, Austria, also located approximately 20 miles south of Vienna; approximately 800 acres of land in upstate New York; approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento; approximately 435 acres of land in Ocala, Florida; 157 acres of land in Palm Beach County, Florida, adjacent to MEC's Palm Meadows training facility, which is currently in the initial stages of development as a residential community; and approximately 21 acres of land in Aurora, Ontario, adjacent to one of MEC's golf courses, which is currently under development as a residential community.

MEC's revenue-producing non-racing real estate includes two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club, and related recreational facilities as well as three residential projects in various stages of development in Austria, the United States and Canada. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a clubhouse which contains dining facilities, a pro shop, a tennis club and a fitness facility. The Magna Golf Club, which is in Aurora, Ontario, adjacent to MEC's and Magna's headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains dining facilities, a members' lounge, a pro shop and a fitness facility.

ITEM 5.    DESCRIPTION OF MAGNA INTERNATIONAL INC.

Magna is the most diversified automotive supplier in the world, and, together with its automotive affiliates, is the tenant of virtually all our income-producing properties. Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange and the Toronto Stock Exchange and its Class B Shares listed for trading on the Toronto Stock Exchange. Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna and both we and Magna are controlled by the Stronach Trust. See "Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder".

Business and Operations of Magna

Magna designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Its products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. Magna's consolidated gross revenues for the year ended December 31, 2003 were approximately $15.3 billion and its net income for the same period was approximately $522 million. Magna benefits from a strong financial profile. As an investment grade issuer, Magna is currently rated "A' with a stable outlook by Standard & Poor's and "A' with a stable outlook by Dominion Bond Rating Service (DBRS). As at December 31, 2003, they employed approximately 74,400 employees and operated 207 manufacturing facilities as well as 49 product development and engineering facilities, in 22 countries. Their manufacturing, product development and engineering facilities are organized as autonomous operating divisions, under one of seven automotive systems groups, three of which are publicly traded companies, in which they have a controlling interest, and four of which are organized among its wholly-owned subsidiaries.

  Public Automotive Systems Groups

•
Decoma International Inc. — Decoma designs, engineers and manufactures a variety of automotive exterior components and systems, including fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components and systems, sealing and greenhouse systems, and lighting components. Decoma operates 49 manufacturing, engineering and product development facilities (including one multi-group facility) in North America, Europe and Asia.

•
Intier Automotive Inc. — Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules, including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor carpet and vehicle acoustics, cargo management systems, latching systems, window regulator systems, wiper systems, power sliding doors and liftgates, mid-door and door module technologies and electro-mechanical systems. Intier operates 71 manufacturing facilities (including one joint venture facility with Magna Steyr) and 17 product development, engineering and testing centres (including one joint venture facility with Magna Steyr and one multi-group facility) in North America, Europe, South America and Asia.

•
Tesma International Inc. — Tesma designs, engineers, tests and manufactures engine, transmission and fueling components, assemblies, modules and systems for cars and light trucks. Tesma operates 28 manufacturing facilities (including three facilities acquired after December 31, 2003 upon the acquisition of Davis Industries) in North America, Europe, Asia and South America, as well as five focused tooling, design and research and development centers supporting its three product technologies groups — Tesma Engine Technologies, Tesma Transmission Technologies and Tesma Fuel Technologies.

  Wholly-Owned Automotive Systems Groups

•
Magna Steyr — Magna Steyr is the automotive industry's leading assembler of low-volume derivative, specialty and other vehicles for automobile manufacturers. Magna Steyr also provides complete vehicle design, engineering, validation and testing services. Magna Steyr operates five manufacturing and assembly facilities (including one joint venture facility with Intier and one joint venture facility with Cosma) and seven engineering and testing facilities (including one joint venture facility with Intier and one multi-group facility) in Europe, North America and Asia.

•
Magna Drivetrain — Magna Drivetrain (formerly part of the Magna Steyr Group), which was formed in early 2004, is one of the world's most advanced developers and suppliers of complete drivetrain technologies, including four-wheel and all-wheel drive systems, as well as axle and suspension modules. Magna Drivetrain operates three manufacturing facilities and one engineering and testing facility in Europe and North America.

•
Magna Donnelly — Magna Donnelly manufactures exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics. Magna Donnelly operates 26 manufacturing facilities and three engineering and testing facilities in North America, Europe and Asia.

•
Cosma International — Cosma manufactures a comprehensive range of stamped, hydroformed and welded metal body components, assemblies and modules. Cosma operates 36 manufacturing facilities and 10 engineering and testing facilities (including one joint venture facility with Magna Steyr) in North America, Europe and Asia.

In North America, Magna's primary customers are General Motors Corporation, DaimlerChrysler and Ford Motor Company, including their respective operating divisions and subsidiaries, as well as certain North American subsidiaries of foreign-based automobile manufacturers, such as BMW, Honda, Mazda, Nissan, Suzuki, Toyota and Volkswagen. In Europe, Magna's customers include most significant automobile manufacturers, such as DaimlerChrysler, Volkswagen, BMW, Ford and its European affiliates, General Motors and its European affiliates, as well as Honda, Fiat, Renault and Nissan.

ITEM 6.    SELECTED CONSOLIDATED FINANCIAL DATA

Reference is made to the "Selected Annual Information" table in the "MID Actual Consolidated Results of Operations for the Year Ended December 31, 2003" section of "Management's Discussion and Analysis of Operations and Financial Position for the Year Ended December 31, 2003" in our 2003 Annual Report, which table is incorporated by reference into this Annual Information Form.

Dividend Policy

Holders of our Class A Subordinate Voting Shares and our Class B Shares are entitled to receive such dividends as may be declared by our Board of Directors on a pro rata basis, subject to the preferential rights attaching to our Preference Shares (none of which have been issued) and to any other of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (none of which have been issued).

Subject to applicable law, we expect to pay dividends on our Class A Subordinate Voting Shares and Class B Shares in accordance with a dividend policy to be determined by our Board of Directors from time to time. The dividend rate will be established by our Board having regard to our financial resources, cash requirements and other relevant factors. Until changed by our Board, we expect to pay quarterly dividends at the rate of $0.36 per share per annum, payable quarterly. The first quarterly dividend of $0.09 per share in respect of the fourth quarter of 2003 was paid on April 15, 2004 to shareholders of record at the close of business on March 31, 2004.

ITEM 7.    MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to "Management's Discussion and Analysis of Results of Operations and Financial Position For the Year Ended December 31, 2003" in our 2003 Annual Report, which is incorporated by reference into this Annual Information Form.

ITEM 8.    MARKET FOR SECURITIES

Our Class A Subordinate Voting Shares and our Class B Shares are listed and posted for trading on the Toronto Stock Exchange under the symbols "MIM.A" and "MIM.B", respectively, and our Class A Subordinate Voting Shares are listed and posted for trading on the New York Stock Exchange under the symbol "MIM".

ITEM 9.    DIRECTORS AND OFFICERS

The following table provides the name, municipality of residence, position held with us and principal occupation of each of our directors and officers:

Name and Municipality of Residence	Position Held with the Company	Principal Occupation
Frank Stronach Oberwaltersdorf, Austria	Chairman of the Board	Partner, Stronach & Co. (Consultant)
Barry B. Byrd (2) Palm Beach, Florida	Director	Partner, Pineiro, Wortman & Byrd, P.A.
William G. Davis (2) Brampton, Ontario	Director	Counsel, Torys LLP
Philip K. Fricke (1) Mahwah, New Jersey	Director	President, PKF Financial Consultants, Inc.
Manfred Jakszus (1) Moedling, Austria	Director	Independent investor and real estate developer
Brian V. Tobin Toronto, Ontario	Director, Chief Executive Officer	Chief Executive Officer of our company
Andrew A.L. Blair Toronto, Ontario	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer of our company
Edward C. Hannah Aurora, Ontario	Executive Vice-President Corporate Development, Secretary and General Counsel	Executive Vice-President Corporate Development, Secretary and General Counsel of our company
John D. Simonetti Toronto, Ontario	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of our company
Alay Shah Mississauga, Ontario	Controller	Controller of our company

(1)
Member of the Audit Committee, chaired by Philip K. Fricke.

(2)
Member of the Compensation and Corporate Governance Committee, chaired by William G. Davis

As at March 23, 2004, our directors and officers as a group (twelve persons) beneficially owned, directly or indirectly, or exercised control over 2,265,038 of our outstanding Class A Subordinate Voting Shares, representing approximately 4.8% of our outstanding Class A Subordinate Voting Shares, and 465,006 of our outstanding Class B Shares, representing approximately 84.8% of our outstanding Class B Shares.

Directors are elected to serve until the next annual meeting of our shareholders. Officers serve at the pleasure of our board of directors.

Certain background concerning our directors and officers, including their principal occupations over the last five years, is summarized below.

  Frank Stronach — Chairman of the Board

Mr. Stronach is the founder and Chairman of Magna, the world's most diversified supplier of automotive components, systems and modules. See "Description of Magna International Inc.". Mr. Stronach was born in Weiz, Austria and immigrated to Canada in 1954 with a working background in tool and machine engineering. In 1957, he formed a tool and die company in Toronto, Multimatic Investments Limited, which subsequently expanded into the production of automotive components. In 1969, Multimatic Investments Limited merged with Magna Electronics Corporation Limited (which ultimately became Magna International Inc.), with Mr. Stronach as one of the controlling shareholders. Under Mr. Stronach's leadership, Magna launched a major North American expansion in the mid to late 1980s and a major global expansion in the early 1990s which saw Magna broaden its base of operations in Europe, Asia and South America. Mr. Stronach has served on numerous corporate, government and university boards and has provided assistance to a wide range of charitable and community service organizations. He is the recipient of numerous honourary degrees and awards, including induction into the Canadian Business Hall of Fame. In 1999, Mr. Stronach became the founder and Chairman of MEC, which in a few short years has become North America's number one owner and operator of horse racetracks, based on revenues, as well as one of the world's leading simulcastors of live horse racing content. Mr. Stronach is a leading owner of thoroughbred racehorses in North America.

  Barry B. Byrd — Director

Mr. Byrd has been a partner of the law firm of Pineiro, Wortman & Byrd, P.A. in Palm Beach Gardens, Florida, since February of 2003. Prior to co-founding his current law firm, Mr. Byrd practised with Watterson, Hyland & Klett, P.A. in Palm Beach Gardens, Florida since 1996. Mr. Byrd has been practising law in the State of Florida for over 23 years and has been certified as a real estate specialist by the Florida Bar Association. He has been involved with numerous civic organizations in Palm Beach County, such as the Northern Palm Beaches Chamber of Commerce, where he acted as both President and director and the Abacoa Partnership for Community, where he is currently a director and the Chairperson. Mr. Byrd earned his B.A. in economics in 1977 and his J.D. in 1979, both from Stetson University, Florida.

  William G. Davis — Director

Mr. Davis has served as Counsel to Torys LLP, an international law firm, since 1985. Mr. Davis is the former Premier of the Province of Ontario (1971 to 1985). Mr. Davis is also a director of MEC, First American Financial Corporation and First American Title Insurance Company, Magellan Aerospace Corporation, NIKE Canada, Ltd., St. Lawrence Cement, BPO Properties Ltd. and Home Capital Group Inc. He is also Vice-Chairman of the International Advisory Council of Power Corporation of Canada.

  Philip K. Fricke — Director

Mr. Fricke is the founder and President of PKF Financial Consultants, Inc., a strategic and financial planning, execution and communications firm for public companies that he started in 2001. Prior to that, Mr. Fricke spent more than 25 years working on Wall Street as a "sell side" securities analyst covering the automotive sector, principally at LF Rothschild, Goldman Sachs, and Prudential Securities, and most recently at CIBC Oppenheimer from September 1998 to November 1999 and at First Union Securities from January 2000 to March 2001. Mr. Fricke holds a B.A. in psychology, M.A. in psychology, and M.B.A. in finance and economics, all from Fairleigh Dickinson University.

  Manfred Jakszus — Director

Mr. Jakszus is an independent investor and developer of real estate projects in Austria. Between 1980 and 1990, he held the position of head of facility management at Austrian Central Bank. Mr. Jakszus co-founded IG-Immobilien, the Austrian Central Bank's real estate subsidiary, in 1991. As managing director of IG-Immobilien from 1991 until 2002, Mr. Jakszus established administration, facilities management and real estate development departments. He also acted as chief executive officer of two real estate companies in Brussels and Amsterdam in the 1990s and has been involved in the development and renting of industrial real estate and shopping malls. Mr. Jakszus retired as managing director of IG-Immobilien in 2002.

  Brian V. Tobin — Director, Chief Executive Officer

Mr. Tobin was appointed Chief Executive Officer effective March 1, 2004. Prior to that he served as Strategic Advisor to Fraser, Milner, Casgrain LLP, a major Canadian law firm, after his retirement from politics in January of 2002. Mr. Tobin also serves as Strategic Advisor to Borealis Capital Corporation. Mr. Tobin served as the Federal Minister of Industry from October 2000 until January 2002. He served as the Premier of Newfoundland and Labrador from 1996 until 2000, prior to which time he was Federal Minister of Fisheries and Oceans (1993 to 1996) and a member of Canadian Parliament (1980 to 1996). Mr. Tobin is a director of Rally Energy Corp., CHC Helicopter Corporation, the Canadian Recording Industry Association and Kruger Inc., where he also acts as Vice-Chairman. Mr. Tobin is the Co-Chair of an advisory council to the Innu Healing Foundation and a member of the Board of the Canadian Youth Business Foundation.

  Andrew A.L. Blair — Executive Vice-President and Chief Operating Officer

Mr. Blair joined Magna as an Executive Vice-President in the spring of 2003. Prior to that, he was the Executive Vice-President and Chief Operating Officer of TrizecHahn Development Corporation in California. From 1996 through 1998, he was Executive Vice-President of The Hahn Company and, from 1995 to 1996, Senior Vice-President of Trizec Canada Inc. (formerly Horsham Corporation). Prior to 1995, Mr. Blair was a senior partner in a major Canadian law firm. He has extensive experience in real estate development and property management and in a wide range of merger and acquisition and financing transactions.

  Edward C. Hannah — Executive Vice-President Corporate Development, Secretary and General Counsel

Edward C. Hannah has served as our Executive Vice-President Corporate Development, Secretary and General Counsel since March 2004 and as Executive Vice-President, Secretary and General Counsel since August 2003. Prior to that, he served as Executive Vice-President, Corporate Development and General Counsel of MEC from August 2002 to August 2003 and as Vice-President and General Counsel of MEC from June 2001 to August 2002. Prior to joining MEC, Mr. Hannah served for approximately eight months as Senior Vice-President and a director of Headline Media Group Inc., a public corporation listed on the Toronto Stock Exchange. From April to November 2000, Mr. Hannah was a consultant to a venture capital firm associated with Headline Media Group Inc. Prior to that time, he was a partner in the Canadian law firm of Davies Ward Phillips & Vineberg since 1985.

  John D. Simonetti — Vice-President, Finance and Chief Financial Officer

Mr. Simonetti, a chartered accountant, joined Magna in 1995. Most recently Vice-President, Taxation of Magna, Mr. Simonetti previously held the position of Assistant Vice-President, Taxation of Magna from September 1997 to December 1998, and has been involved in a broad range of financings, acquisitions, restructurings and other transactions for Magna and its operating groups, including our company. Prior to joining Magna, Mr. Simonetti was employed by Coopers & Lybrand in Toronto from 1985 to 1995, where his last position held was that of Tax Principal.

  Alay Shah — Controller

Alay Shah has served as the Controller of our Company since August 2003. Prior to that, Mr. Shah was a consultant with Advantex Marketing Corporation for approximately six months. From July 2000 to January 2003, Mr. Shah served as the Vice-President and Corporate Controller with Mosaic Group Inc., a public corporation listed on the Toronto Stock Exchange. Prior to that time, he was employed by Moore Corporation since June 1998, where his last position held was that of Manager, Financial Reporting and Accounting. Mr. Shah was Vice-President and Corporate Controller of Mosaic Group Inc. in December of 2002 when it made certain filings under Canadian and United States insolvency laws.

ITEM 10.    ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' compensation and indebtedness, principal holders of our securities shareholder performance review graph, report on corporate governance, the report on executive compensation by our corporate governance and compensation committee, interests of insiders in material transactions and other matters, where applicable, is contained in our Management Information Circular dated March 23, 2004 for our most recent annual meeting of shareholders. Additional financial information is provided in our Audited Consolidated Financial Statements for the year ended December 31, 2003.

Any person may obtain copies of the following documents upon request from our Secretary, c/o MI Developments, 455 Magna Drive, Aurora, Ontario, L4G 7K1:

  (a)
  when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

  (i)
  one copy of this Annual Information Form;

    (ii)
    one copy of our Final Prospectus dated August 18, 2003, which contains the following items:

    —
    the "Management's Discussion and Analysis of Results of Operations and Financial Condition", which are the only items incorporated by reference into this Annual Information Form; and

    —
    our Audited Combined Financial Statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, also contained in our Final Prospectus dated August 18, 2003.

    (iii)
    one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

    (iv)
    one copy of any other document that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any of the documents referred to in (a)(i) to (iv) above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not one of our security holders.

Appendix A

  Summary Tables Regarding Our Income-Producing Portfolio

The following tables provide summary information regarding our income-producing property portfolio as at December 31, 2003. There were two vacant properties in the income-producing property portfolio.

Income-Producing Property Portfolio Summary — Cdn. Dollar Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)		Leasable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
CANADA (Cdn. $)
Greater Toronto Area (GTA)
Aurora	Magna Corporate	HQ OFF, R&D	1997	7.1		143,196	19	2017
Aurora	Intier	MP	1995	10.0		121,920	7	2005
Aurora	Decoma	MAP	1984 / 1997	8.1		168,612	10	2008
Brampton	Cosma	MP	1998	15.8		165,444	19	2017
Brampton	Magna Corporate	TTC	1998	—	(5)	73,802	19	2017
Concord	Cosma	MP	1985 / 1987	11.7		230,098	15	2013
Concord	Decoma	MP	1999	11.4		198,050	15	2015
Concord	Decoma	MP	1987	11.3		173,445	10	2008
Concord	Decoma	MP	1997	8.7		160,552	9	2007
Concord	Intier	MP	1986 / 1994	9.0		121,445	12	2010
Concord	Decoma	MP	1968 / 1985	5.0		115,805	10	2008
Concord	Decoma	MP	1997 / 1999	6.0		115,000	8	2007
Concord	Decoma	MP	1987	8.4		113,480	10	2008
Concord	Decoma	MP	1997	10.4		109,840	10	2008
Concord	Tesma	HQ OFF	2001	5.3		38,951	10	2012
Concord	Tesma	MP	1998	9.1		190,686	10	2012
Concord	Tesma	MP	2001	11.2		145,393	10	2012
Concord	Decoma	HQ OFF, R&D	1988 / 1998	2.4		46,533	5	2013
Concord	Cosma	HQ OFF, R&D	1988 / 1998	—	(5)	37,000	10	2008
Etobicoke	Cosma	MAP	1985 / 2002	7.9		222,865	15	2013
Markham	Decoma	MP	1979 / 1985	4.9		90,253	5	2006
Markham	Tesma	MP	1984 / 1994	5.1		98,893	15	2012
Milton	Cosma	MP	1987 / 1996	63.0		928,617	19	2017
Milton	Cosma	MP	2002	81.7		548,101	15	2017
Newmarket	Intier	MAP	1984	5.9		133,207	7	2005
Newmarket	Intier	MAP	1985	7.4		85,150	11	2009
Newmarket	Intier	MP	1985	7.3		100,397	5	2004
Newmarket	Intier	MP	1984	4.0		73,307	6	2004
Newmarket	Third Party	MP	1985	5.4		68,282	5	2018
Newmarket	Intier	HQ OFF, R&D	1984 / 1997	4.6		60,839	7	2005
Newmarket	Intier	MP	1984	2.6		45,936	7	2005
Richmond Hill	Decoma	MP	1978 / 1985	2.7		54,550	5	2004
Richmond Hill	Decoma	WH	1962 / 1984	2.0		44,740	10	2007
Scarborough	Cosma	MP	1975 / 1990	3.7		86,817	5	2004
Scarborough	Cosma	WH	1998	3.9		24,207	5	2004
Scarborough	Decoma	WH	1998	—	(5)	16,822	5	2004
Southwestern Ontario
Oldcastle	Intier	MP	1990	5.5		56,952	5	2004
St Catharines	Cosma	MP	1999	8.5		66,700	15	2015
St Thomas	Cosma	MP	1991	85.3		1,082,067	19	2017
St Thomas	Cosma	MP	1985	23.2		305,653	15	2013
Tecumseh	Intier	MP	1989 / 1995	18.1		291,927	15	2013

Total Canada						6,955,534
% of Income-Producing Property Portfolio Leasable Area						28.6%
Average Remaining Lease Term — weighted by Leasable Area						10.0 Years
Annualized Lease Payments (in thousands)						Cdn.$48,081
Annualized Lease Payments per square foot						Cdn.$6.91

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above. Third Party indicates properties leased to tenants other than the Magna group.

(2)
MP = Manufacturing plant; MAP = Manufacturing and assembly plant; OFF = Office; HQ OFF = Head office; R&D = Product development and engineering facility; TTC = Technical training centre; WH = Warehouse.

(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.

(4)
From date of lease commencement.

(5)
Included in the site area of the immediately preceding property.

Income-Producing Property Portfolio — U.S. Dollar Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)	Leasable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
UNITED STATES ($)
Illinois
Nashville	Intier	MP	1987	24.6	194,014	12	2010
Iowa
Belle Plaine	Cosma	MP	1995	16.9	90,125	15	2013
Montezuma	Cosma	MP	1972 / 1999	14.1	194,267	15	2013
Red Oak	Intier	MP	1967 / 1992	19.0	196,531	10	2008
Traer	Cosma	MP	1984 / 1997	10.7	138,130	15	2013
Victor	Cosma	MP	1979 / 2000	18.6	177,359	15	2013
Williamsburg	Cosma	MP	1979 / 2000	30.5	239,519	15	2013
Williamsburg	Cosma	MP	1997	5.0	72,000	15	2014
Williamsburg	Cosma	TY	1984	6.0	5,600	15	2013
Maryland
Westminster	Cosma	MP	1993 / 1996	8.0	87,062	15	2013
Westminster	Cosma	MP	1984	7.9	84,843	15	2013
Michigan
Alto	Magna Donnelly	MP	1985	30.4	171,218	15	2013
Brighton	Intier	MP	1996	18.9	175,529	15	2013
Grand Haven	Magna Donnelly	MP	1987	14.0	151,387	15	2017
Holland	Magna Donnelly	MP	1986	21.0	196,820	15	2017
Holland	Magna Donnelly	MP	1993	8.8	114,805	15	2017
Holland	Magna Donnelly	MP	1987	20.2	113,300	15	2017
Holland	Magna Donnelly	OFF	1905 / 1997	5.5	27,787	10	2012
Livonia	Intier	MP	1961 / 1995	1.9	24,000	10	2008
Novi	Intier	OFF, R&D	2002	30.0	304,000	15	2017
Sterling Heights	Tesma	MP	1985 / 1995	8.6	84,846	15	2017
Troy	Decoma	OFF	1997	10.6	111,500	8	2008
Missouri
Pacific	Intier	MP	1990	21.9	246,004	15	2013
South Carolina
Piedmont	Cosma	MP	1994 / 1999	81.9	603,807	19	2017
Tennessee
Clinton	Cosma	MP	1987 / 1998	104.3	292,508	19	2017
Milan	Intier	MP	1972 / 1991	29.6	190,569	10	2008

Total United States					4,287,530
% of Income-Producing Property Portfolio Leasable Area					17.6%
Average Remaining Lease Term — weighted by Leasable Area					11.0 Years
[Annualized Lease Payments (in thousands)]					$20,095
[Annualized Lease Payments per square foot]					$4.69
MEXICO ($)
Coahuila
Ramos Arizpe	Cosma	MP	1998 / 2000	66.1	691,194	18	2017
Ramos Arizpe	Cosma	MP	1998 / 2000	28.6	383,613	18	2017
Ramos Arizpe	Intier	MP	2001	7.1	82,215	10	2010
Ramos Arizpe	Magna Steyr	MP	2000	6.4	67,611	10	2010
Saltillo	Cosma	MP	1993 / 1999	11.9	47,231	15	2013
Nuevo Leon
Acuna	Intier	MP	1988	9.6	160,582	15	2013
Guadalupe	Magna Donnelly	MP	2000	6.4	61,571	15	2017
Puebla
Puebla	Cosma	MP	1992 / 2000	18.5	353,638	15	2013

Total Mexico					1,847,655
% of Income-Producing Property Portfolio Leasable Area					7.6%
Average Remaining Lease Term — weighted by Leasable Area					12.2 Years
Annualized Lease Payments (in thousands)					$9,215
Annualized Lease Payments per square foot					$4.99

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above.

(2)
MP = Manufacturing plant; OFF = Office; R&D = Product development and engineering facility; TY = Trucking yard.

(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.

(4)
From date of lease commencement.

Income-Producing Property Portfolio Summary — Euro Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)		Leasable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
AUSTRIA (EUR)
Lower Austria
Oberwaltersdorf	Magna Corporate	HQ OFF, R&D	1995	4.9		71,086	15	2013
Styria
Albersdorf	Magna Steyr	MP	1997	35.0		750,284	15	2016
Albersdorf	Magna Corporate	R&D, MP	2003			100,104	15	2018
Graz	Magna Steyr	MAP, TT	1942 / 2000	144.0		3,818,519	19	2017
Graz	Magna Steyr	MAP	1991 / 2001	53.1		1,090,612	15	2017
Ilz	Magna Steyr	MP	2001	17.0		289,035	15	2016
Lannach	Magna Steyr	MP	1999 / 2003	40.0		592,229	15	2014
Weiz	Cosma	MP	1989 / 2000	10.4		140,074	15	2016
Weiz	Cosma	MP	2003	—	(5)	202,329	15	2018
Weiz	Magna Donnelly	MP	1988 / 2001	6.0		62,430	15	2013
Vienna
Ebergassing	Intier	MP	1907 / 1994	17.8		357,900	10	2008
Upper Austria
Weikersdorf	Magna Donnelly	MP	1990	11.1		177,600	15	2017

Total Austria						7,652,202
% of Income-Producing Property Portfolio Leasable Area						31.4%
Average Remaining Lease Term — weighted by Leasable Area						13.1 Years
Annualized Lease Payments (in thousands)						€36,073
GERMANY (EUR)
Baden Württemberg
Bopfingen	Cosma	MP	1982	4.0		29,149	15	2017
Esslingen / Altbach	Decoma	MP	1955 / 1985	15.2		299,676	15	2013
Markgroningen	Intier	MP	1955 / 1992	14.8		596,496	15	2013
Sulzbach	Decoma	MP	1970 / 2003	34.0		527,155	15	2012
Bavaria
Heiligenstadt	Cosma	MP	1980 / 2002	3.7		161,060	15	2017
Lohr am Main	Intier	MP	1920 / 1992	6.4		181,867	15	2013
Straubing	Intier	MP	1987 / 2000	17.3		228,276	15	2013
Hesse
Obertshausen	Decoma	MP	1969 / 1999	17.8		471,168	25	2023
Niedersachsen
Salzgitter	Cosma	MP	1972 / 1996	12.7		163,428	15	2017
Thuringen
Schleiz	Magna Donnelly	MP	1991	15.1		42,033	15	2017

Total Germany						2,700,308
% of Income-Producing Property Portfolio Leasable Area						11.1%
Average Remaining Lease Term — weighted by Leasable Area						13.3 Years
Annualized Lease Payments (in thousands)						€8,356
BELGIUM (€)
Braine l'Alleud	Decoma	MP	1996 / 1997	7.0		111,353	19	2017
Braine l'Alleud	Decoma	MP	2002			39,826	15	2017

Total Belgium						151,179
% of Income-Producing Property Portfolio Leasable Area						0.6%
CZECH REPUBLIC (€)
Ceske Velenice	Cosma	MP	1996 / 2001	7.5		100,869	15	2018

Total Czech Republic						100,869
% of Income-Producing Property Portfolio Leasable Area						0.4%
SPAIN (€)
Barcelona	Magna Donnelly	WH	1998 / 2001	4.9		74,664	5	2007

Total Spain						74,664
% of Income-Producing Property Portfolio Leasable Area						0.3%
Total €-Denominated						10,679,222
% of Income-Producing Property Portfolio Leasable Area						43.6%
Average Remaining Lease Term — weighted by Leasable Area						13.1 Years
Annualized Lease Payments (in thousands)						€46,377
Annualized Lease Payments per square foot						€4.34

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above.

(2)
MP = Manufacturing plant; MAP = Manufacturing and assembly plant; HQ OFF = Head office; R&D = Product development and engineering facility; TT = Testing track; WH = Warehouse.

(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.

(4)
From date of lease commencement.

(5)
Included in the site area of the immediately preceding property.

Income-Producing Property Portfolio Summary — Pound Sterling and Other Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)	Leasable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
UNITED KINGDOM (£)
Bristol	Intier	MP	1959	17.9	182,000	15	2013
Nottingham	Intier	MP	1965	17.3	282,754	15	2013
Redditch	Intier	MP	1995	5.0	90,395	15	2013

Total United Kingdom					555,149
% of Income-Producing Property Portfolio Leasable Area
Average Remaining Lease Term — weighted by Leasable Area					2.3%
					10.0 Years
Annualized Lease Payments (in thousands)					£1,057
Annualized Lease Payments per square foot					£1.90
POLAND (Zloty)
Myslowice Palencia	Intier	MP	1995 / 2000	1.5	31,215	10	2010

Total Poland					31,215
% of Income-Producing Property Portfolio Leasable Area					0.1%
Income-Producing Property Portfolio — Totals
Total Income-Producing Property Portfolio Leasable Area					24,356,305
Average Remaining Lease Term — weighted by Leasable Area					11.7 Years
Annualized Lease Payments (in thousands)(5)					U.S.$127,026
Annualized Lease Payments per square foot(5)					U.S.$5.22

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above.

(2)
MP = Manufacturing plant.

(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.

(4)
From date of lease commencement.

(5)
Foreign currency lease payments were converted to U.S. dollars based on exchange rates in effect at December 31, 2003.